CALIBERCOS INC.

901 E. Mountain View Rd. Ste. 150

Scottsdale, AZ 85258

April 23, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	CaliberCos Inc. Registration Statement on Form S-3 (File No. 333-295031) (the “Registration Statement”) Acceleration Request

Ladies and Gentlemen:

CaliberCos Inc. hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-3, be accelerated to 4:30 p.m., Eastern Time, on April 27, 2026, or as soon thereafter as practicable.

Please notify Thomas Poletti at (714) 371-2501 or Veronica Lah at (310) 312-4130 of Manatt, Phelps & Phillips, LLP as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request. We appreciate your assistance and cooperation in this matter.

Sincerely,

CaliberCos Inc.

By:	/s/ John C. Loeffler, II
John C. Loeffler, II
Chief Executive Officer